CUSIP No. 12476P104                                   Page 1 of 11 Pages




                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                             ____________________

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)

                          CAI WIRELESS SYSTEMS, INC.
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
                        (Title of Class of Securities)

                                   12476P104
                                (CUSIP Number)

                            M. Louise Turilli, Esq.
      Day, Berry & Howard, CityPlace I, Hartford, Connecticut 01603-3499
                                (860-275-0178)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 FEBRUARY 24, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. *(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12476P104                                   Page 2 of 11 Pages




1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Jared E. Abbruzzese

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS*
       N/A

5.     CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
                                      1,440,552
NUMBER OF                    7.       SOLE VOTING POWER
SHARES                                20,000
BENEFICIALLY                 8.       SHARED VOTING POWER
OWNED BY                              1,440,552
EACH                         9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                      20,000
WITH                        10.       SHARED DISPOSITIVE POWER

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,460,552

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                           [  ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.60%

14.    TYPE OF REPORTING PERSON*
       IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12476P104                                   Page 3 of 11 Pages





1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Hope E. Carter

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [  ]
                                                                       (b) [  ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS*
       N/A

5.     CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
                                      811,652
NUMBER OF                    7.       SOLE VOTING POWER
SHARES                                20,000
BENEFICIALLY                 8.       SHARED VOTING POWER
OWNED BY                              811,652
EACH                         9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                      20,000
WITH                        10.       SHARED DISPOSITIVE POWER

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       831,652

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                           [  ]

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.05%

14.    TYPE OF REPORTING PERSON*
       IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12476P104                                   Page 4 of 11 Pages





1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Joseph H. Abbruzzese

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [  ]
                                                                       (b) [  ]

3.     SEC USE ONLY

4.     SOURCE OF FUNDS*
       N/A

5.     CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
                                      130,744
NUMBER OF                    7.       SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                 8.       SHARED VOTING POWER
OWNED BY                              130,744
EACH                         9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                      0
WITH                        10.       SHARED DISPOSITIVE POWER

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       130,744

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                           [  ]
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       LESS THAN 1%.

14.    TYPE OF REPORTING PERSON*
       IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12476P104                                   Page 5 of 11 Pages





1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       The Corotoman Company, L.L.C.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [  ]
                                                                       (b) [  ]
3.     SEC USE ONLY

4.     SOURCE OF FUNDS*
       N/A

5.     CHECK BOX IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [  ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
                                      0
NUMBER OF                    7.       SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                 8.       SHARED VOTING POWER
OWNED BY                              0
EACH                         9.       SOLE DISPOSITIVE POWER
REPORTING PERSON                      0
WITH                        10.       SHARED DISPOSITIVE POWER

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*
                                                                           [  ]
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       N/A

14.    TYPE OF REPORTING PERSON*
       CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 12476P104                                   Page 6 of 11 Pages




                              AMENDMENT NO. 5 TO
                                 SCHEDULE 13D

       The undersigned reporting persons (the "reporting persons") hereby amend and restate, as required by Regulation 13d-2(c), their Statement on Schedule 13D, dated January 17, 1994 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D dated as of March 29, 1995, Amendment No. 2 to the Schedule 13D dated as of January 2, 1996, Amendment No. 3 to the Schedule 13D dated as of June 10, 1996, and Amendment No. 4 to the Schedule 13D dated as of November 13, 1996, relating to the common stock, no par value per share (the "Common Stock"), of CAI Wireless Systems, Inc. (the "Issuer").

ITEM 1. SECURITY AND ISSUER.

       The reporting persons hereby set forth this Amendment No. 5 to the
Schedule 13D with respect to the Common Stock of the Issuer, a Connecticut corporation (the "Issuer"), whose principal executive office is located at 18 Corporate Woods Boulevard, Third Floor, Albany, New York 12211.

ITEM 2. IDENTITY AND BACKGROUND.

       Mr. Jared E. Abbruzzese, a citizen of the United States of America, is and has been the Chairman and Chief Executive Officer and a Director of the Issuer since its formation in 1991. The address of the principal executive office of the Issuer is set forth in Item 1.

       Mrs. Hope E. Carter, a citizen of the United States of America, is an investor who resides at 492 Mariomi Road, New Canaan, Connecticut 06940, and is the aunt of Jared E. Abbruzzese.

       Mr. Joseph H. Abbruzzese, a citizen of the United States of America, is an investor and restauranteur whose business address is 180 Madison Avenue, Albany, New York 12207, and is the brother of Jared E. Abbruzzese.

       The Corotoman Company, L.L.C., a Delaware limited liability company ("Corotoman"), with its executive office located at 18 Corporate Woods Boulevard, Third Floor, Albany, New York 12211, was formed for the purpose of investing family assets, including the holding of shares of Common Stock.
Prior to February 24, 1997, and as more fully described below in Item 4 of this Amendment No. 5, Jared E. Abbruzzese, Mrs. Carter and Joseph H. Abbruzzese owned 46.5%, 46.5% and 4%, respectively, of the outstanding membership interests of Corotoman, and were the sole directors of Corotoman. The Irrevocable Trust for the Descendants of Hope E. Carter (together with the 46.5% membership interest in Corotoman held by Mrs. Carter, the "Carter Family Interest") and the Jared E. and Sherrie G. Abbruzzese Trust owned 1.5% and 1.5%, respectively, of the outstanding membership interests of Corotoman.

       None of the reporting persons hereto or any of the executive officers or directors of Corotoman, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or have been found to have violated said securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Not Applicable.

ITEM 4. PURPOSE OF TRANSACTION.

       From November 13, 1996 (the date of reporting persons' most recent filing on Schedule 13D) to December 31, 1996, sales of shares of Common Stock were effected for the account of certain of the reporting persons primarily for the purpose of generating proceeds to satisfy obligations under certain margin arrangements maintained by such reporting persons at brokerage firms. Such sales are reflected below in Item 5. As a result of this selling activity, the reporting persons' interest in the Issuer decreased to 7.00% of the total issued and outstanding Common Stock of Issuer at December 31, 1996.

                                                       Price          No. of         Where and How
DATE                  CHARACTER OF TRANSACTION       per SHARE        SHARES   TRANSACTION WAS EFFECTED
11/25/96              Disposition by Corotoman          3.1250         20,000         Open market*
11/26/96              Disposition by Corotoman          3.0000        800,000         Open market*
11/26/96              Disposition by Corotoman          3.2500          5,000         Open market*
11/26/96              Disposition by Corotoman          3.0000         15,000         Open market*
11/26/96              Disposition by Corotoman          3.0625         17,000         Open market*
11/26/96              Disposition by Corotoman          2.9375         11,000         Open market*
11/26/96              Disposition by Corotoman          2.8750         30,500         Open market*
11/27/96              Disposition by Corotoman          3.0000          8,500         Open market*
12/02/96              Disposition by Corotoman          2.8125         28,000         Open market*
12/02/96              Disposition by Corotoman          2.7500         20,000         Open market*
12/02/96              Disposition by Corotoman          2.6875         43,000         Open market*
12/02/96              Disposition by Corotoman          2.6420         40,000         Open market*
12/02/96              Disposition by Corotoman          2.6420         15,000         Open market*
12/02/96              Disposition by Corotoman          2.7638         45,000         Open market*
12/02/96              Disposition by Corotoman          2.5000        500,000         Open market*
12/04/96              Disposition by Corotoman          2.8125          7,000         Open market*
12/04/96              Disposition by Corotoman          2.7500         23,000         Open market*
12/05/96              Disposition by Corotoman          2.6875         18,000         Open market*
12/05/96              Disposition by Corotoman          2.7500         15,000         Open market*
12/05/96              Disposition by Corotoman          2.6875         17,000         Open market*
12/06/96              Disposition by Corotoman          1.3125         45,000         Open market*
12/06/96              Disposition by Corotoman          1.2500         10,000         Open market*
12/06/96              Disposition by Corotoman          1.3750         25,000         Open market*
12/06/96              Disposition by Corotoman          1.3125         50,000         Open market*
12/06/96              Disposition by Corotoman          1.2500         50,000         Open market*
12/06/96              Disposition by Corotoman          1.3125         40,000         Open market*
12/06/96              Disposition by Corotoman          1.4375         30,000         Open market*
12/06/96              Disposition by Corotoman          1.5000         20,000         Open market*
12/06/96              Disposition by Corotoman          1.2500         25,000         Open market*
12/06/96              Disposition by Corotoman          1.1875         10,000         Open market*
12/06/96              Disposition by Corotoman          1.2500         85,000         Open market*
12/06/96              Disposition by Corotoman          1.3750         10,000         Open market*
12/06/96              Disposition by Corotoman          1.5000        200,000         Open market*
12/06/96              Disposition by Corotoman          1.53125       300,000         Open market*
12/06/96              Disposition by Corotoman          1.41860       661,600         Open market*
12/06/96              Disposition by Corotoman          1.6250         20,000         Open market*
12/06/96              Disposition by Corotoman          1.5000         68,620         Open market*
12/13/96              Disposition by Corotoman          1.2212         25,000         Open market*
12/02/96              Disposition by J.E.               2.7375        125,000         Open market*
                        Abbruzzese
12/03/96              Disposition by J.E.               2.8750         50,000         Open market*
                        Abbruzzese
12/04/96              Disposition by J.E.               2.7563         50,000         Open market*
                        Abbruzzese
12/06/96              Disposition by J.E.               1.4186        108,400         Open market*
                        Abbruzzese

_____________
* Sales made under Rule 144(k) promulgated under the Securities Act of 1933, as amended, by lenders against shareholder default on margin obligations.

       On February 24, 1997, the reporting persons and other entities entered into that certain Agreement and Plan of Reorganization (the "Plan") relating to, among other things, shares of the Issuer held by Corotoman. Pursuant to the Plan, Corotoman made a pro rata distribution (the "Distribution") of all shares of the Issuer held by Corotoman at the time of the Redemption (2,111,080 shares) to the members of Corotoman. In accordance with their respective membership interests in Corotoman, each of Mr. Jared E. Abbruzzese and Mrs. Carter received 981,652 shares of Common Stock (representing 2.42% of the outstanding Common Stock on the date of the Distribution for each of Jared Abbruzzese and Mrs. Carter), Mr. Joseph H. Abbruzzese received 84,444 shares of Common Stock (representing less than 1% of the outstanding Common Stock on the date of the Distribution) and each of (i) The Irrevocable Trust for the Descendants of Hope E. Carter and (ii) The Jared E. and Sherrie G. Abbruzzese Trust received 31,666 shares of Common Stock (representing less than 1% of the outstanding Common Stock for on the date of the Distribution for each of these trusts).

       Also on that date, Corotoman fully redeemed (the "Redemption") the Carter Family Interest in exchange for certain investment interests (other than Common Stock of the Issuer) and an assumption of certain liabilities of Corotoman. In connection with the Redemption, the Carter Family Interest was surrendered to Corotoman. As a result of the Distribution and Redemption, as of the date hereof, none of the reporting persons will continue to act as a group with respect to the Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       (a) As of the date hereof, each of the reporting persons respectively owns beneficially the number of shares of Common Stock and the percentage of the shares of Common Stock outstanding (40,540,539 as of December 31, 1996, the date of the most recently available filing with the Securities and Exchange Commission by the Issuer) that are set forth opposite such reporting person's name below:

CUSIP No. 12476P104                                   Page 7 of 11 Pages

CUSIP No. 12476P104                                   Page 8 of 11 Pages




                                                       Shares of
        NAME                                           COMMON STOCK                  PERCENTAGE
THE COROTOMAN COMPANY, L.L.C.                                    0                          N/A

MRS. HOPE E. CARTER
Individually:                                              811,652                        2.00%
As a director of The Corotoman Foundation, Inc.                                               *
(the "Foundation"):                                         20,000
Total Ownership:                                           831,652                        2.05%

MR. JOSEPH H. ABBRUZZESE
Individually                                               130,744                            *

MR. JARED E. ABBRUZZESE
Individually(1):                                         1,211,552                        2.99%
As a director of the Foundation:                            20,000                            *
By family members:                                         229,000                            *
Total Ownership:                                         1,460,552                        3.60

_______________________
(1) Includes 225,000 shares issuable upon the exercise of options granted under the Issuer's 1995 Incentive Stock Plan exercisable currently or within 60 days of the date hereof.
*      Less than 1%.

       (b) Each of the reporting persons has the following power to vote, direct the voting of, dispose of, or direct the disposition of, shares of Common Stock:

            (i) Number of shares of Common Stock as to which the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                       Shares of
        NAME                                          COMMON STOCK
The Corotoman Company, L.L.C.:                                   0

Mrs. Hope E. Carter:                                       811,652

Mr. Joseph H. Abbruzzese:                                  130,744

Mr. Jared E. Abbruzzese
Individually(1):                                         1,211,552
Shares held by family members:                             229,000
Total:                                                   1,440,552

       FOOTNOTE ON FOLLOWING PAGE
       _______________________
       (1) Includes 225,000 shares issuable upon the exercise of options granted under the Issuer's 1995 Incentive Stock Plan exercisable currently or within 60 days of the date hereof.

            (ii) Number of shares of Common Stock as to which the reporting person has the shared power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                      Shares of
        NAME                                          COMMON STOCK
The Corotoman Company, L.L.C.                                    0

Mrs. Hope E. Carter
As a director of the Foundation:                            20,000

Mr. Joseph H. Abbruzzese                                         0

Mr. Jared E. Abbruzzese
As a director of the Foundation:                            20,000

       (c) Other than the following transactions, no transactions by the reporting persons have occurred during the past sixty (60) days.

                                                    Price          No. of         Where and How
DATE            CHARACTER OF TRANSACTION          per SHARE        SHARES    TRANSACTION WAS EFFECTED
02/20/97        Disposition by H.E. Carter         2.309          95,000           Open Market
02/21/97        Disposition by H.E. Carter         2.354          15,065           Open Market
02/26/97        Disposition by H.E. Carter         2.356          90,000           Open Market
03/17/97        Disposition by H.E. Carter         2.339          35,000           Open Market
03/26/97        Disposition by H.E. Carter         2.031           5,000           Open Market
03/31/97        Disposition by H.E. Carter         1.813          10,000           Open Market
04/02/97        Disposition by H.E. Carter         1.750           3,000           Open Market
04/03/97        Disposition by H.E. Carter         1.813          35,000           Open Market
04/04/97        Disposition by H.E. Carter         1.813          10,000           Open Market
04/04/97        Disposition by H.E. Carter         1.750          15,000           Open Market
04/07/97        Disposition by H.E. Carter         1.781           5,000           Open Market
04/08/97        Disposition by H.E. Carter         1.750           9,000           Open Market
04/08/97        Disposition by H.E. Carter         1.781           3,000           Open Market
04/14/97        Disposition by H.E. Carter         1.836          40,000           Open Market

_______________________

       (d) Relatives of Jared E. Abbruzzese have the right to receive and the power to direct the receipt of dividends from, and receipt of the proceeds from the sale of, an aggregate of 229,000 shares of Common Stock which Jared E. Abbruzzese has transferred by gift to such relatives, but over which Jared E. Abbruzzese retains voting control. Such interests do not relate, individually or in the aggregate, to more than five percent (5%) of the outstanding Common Stock as of March 31, 1997.

       (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO
       SECURITIES OF THE ISSUER

       See description of the Agreement and Plan of Reorganization contained in
Item 4 above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       EXHIBIT NO.           EXHIBIT

       10.1 Agreement and Plan of Reorganization dated as of February 24, 1997

                                  SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 18, 1997
                              /s/Hope E. Carter
                                 Hope E. Carter


Date:  April 18, 1997
                              /s/Joseph H. Abbruzzese
                                 Joseph H. Abbruzzese


Date:  April 18, 1997
                              /s/Jared E. Abbruzzese
                                 Jared E. Abbruzzese


Date:  April 18, 1997            The Corotoman Company, L.L.C.


                                 By:/s/Jared E. Abbruzzese
                                      President